SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 4, 2021

I.	Date, Time and Place: June 4, 2021, at 5pm, at Gol Linhas Aéreas Inteligentes S.A. (“Company”), exclusively digital, considered held at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.
II.	Calling and Attendance: Calling qaived given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer
III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.
IV.	Agenda: Resolve upon (i) the determination of the exchange ratios carried out within the scope of the merger of shares issued by SMILES Fidelidade S.A. by GOL Linhas Aéreas S.A. and the shares issued by GOL Linhas Aéreas S.A. by the Company, as resolved by the Company's Extraordinary General Meeting of March 24, 2021 ("Reorganization"); (ii) attest and formalize the consequent increase in the Company's capital; and (iii) formalize the valuation amounts used for the purposes of the Reorganization.
V.	Resolutions: Once the attendance quorum was verified and the present meeting was validly installed, the work was opened. The members of the Board of Directors resolve:

(i)	Give notice that, due to the Reorganization, pursuant to the Protocol and Justification entered into on March 24, 2021 ("Protocol"), SMILES shareholders holding shares at the close of trading on June 4, 2021 (which, for the purposes of the Protocol, will be considered the Base Date) will be credited according to the respective option, as determined below:

(a)	Number of SMILES Shares that will follow the Optional Exchange Ratio: 33,113,683 common shares issued by SMILES have opted for the Optional Exchange Ratio, according to which, for each common share issued by SMILES, the shareholders of SMILES will receive (a) a portion in Brazilian currency of R$ 18.50897794 (referring to the redemption of the Company's class C redeemable preferred shares, to be paid on the Transaction Completion Date); and (b) 0.16502500 preferred share issued by the Company; and

(b)	Number of SMILES Shares that will follow the Base Exchange Ratio: In view of the above, 25,707,301 common shares issued by SMILES will follow the Base Exchange Ratio, according to which, for each common share issued by SMILES, the shareholders of SMILES will receive (a) a portion in Brazilian currency of R$ 5.11719919 (referring to the redemption of the Company's class B redeemable preferred shares, to be paid on the Transaction Completion Date); and (b) 0.66010000 preferred share issued by the Company.

The shares will be credited to the shareholders on June 9, 2021 and the Completion Date of the Transaction will be June 23, 2021.

(ii)	Attest that, as a result of the Reorganization, the total increase in the Company's net equity will be of R$ 1,351,288,829.51 ("Total Increase Amount"), which will be distributed as follows:

(a)	From the Total Increase Amount, R$ 606,839,021.78 will be allocated to the Company's capital stock, that will increase from R$ 3,165,054,354.88 to R$ 3,771,893,376.66 with the issuance, by the Company, of 22,433,975 new preferred shares, so that the share capital will be represented by the total of 3,218,961,926 shares; and

(b)	The remaining amount, equivalent to R$ 744,449,807.73, will be allocated to the Company's capital reserve.

As provided for in the Protocol, as a result of the merger of shares, the caput of article 5 of the Company's Bylaws will become effective with the following wording:

“The fully subscribed and paid-in Capital Stock is R$ 3,771,893,376.66, representing 3,218,961,926 shares, with 2,863,682,710 common shares, 296,458,232 preferred shares, 25,707,301 Class B preferred shares and 33.113.683 Class C preferred shares, all registered and without par value.”

(iii)	Formalize that:

(a)	Regarding the SMILES Incorporation by GLA:

The SMILES shareholder could opt (i) for the Base Exchange Ratio to receive 4 common shares of GLA, valued at R$ 4.46392625, and 1 PN-B share of GLA, valued at R$ 5.11719919 (totaling the value of R$22.97290419) or (ii) for the Optional Exchange Ratio, to receive 1 ON share of GLA, valued at R$ 4.46392625, and 1 PN-C share of GLA, valued at R$ 18.50897794 (totaling the amount of R$ 22.97290419).

Thus, to calculate the capital gain of the first stage of the Reorganization, the SMILES shareholder must consider that each of its shares was sold for the amount of R$ 22.97290419, with the capital gain being the difference between the amount of R$ 22.97290419 and the corresponding acquisition cost per share.

(b)	Regarding the GLA Incorporation by GOL:

In the second merger of shares (i) each common share issued by GLA, received in the previous step for R$ 4.46392625, will be replaced by 0.16502500 PN GOL, valued at R$ 27.05, (b) each GLA PN-B Share, received in the previous step for R$ 5.11719919, will be replaced by one GOL PN-B Share, valued at R$ 5.11719919, and (iii) each GLA PN-C share, received in the previous step for R$ 18.50897794, will be replaced by one GOL PN-C Share, valued at R$ 18.50897794.

In any of the exchange ratios, in the second stage, GLA shareholders will always receive a combination of preferred and redeemable preferred shares of GOL, which together are valued at the same value as in the previous stage, with no capital gain.

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees.
VII.	Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, June 4, 2021.

______________________________ Constantino de Oliveira Junior Chairman	______________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer